EXHIBIT 12.1

SIERRA PACIFIC RESOURCES
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Nine Months Ended September 30, 2008		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations
After Interest Charges	$ 210,975	$ 193,583	$ 197,295	$ 279,792	$ 86,137	$ 30,842	$ (117,286)
Income Taxes	99,146	96,796	87,555	145,605	43,118	18,050	(51,275)
Income (Loss) From Continuing Operations
before Income Taxes	310,121	290,379	284,850	425,397	129,255	48,892	(168,561)

Fixed Charges	243,549	232,442	310,057	336,024	319,654	324,969	384,565
Capitalized Interest (allowance for borrowed funds used during construction)	(25,418)	(18,269)	(25,967)	(17,119)	(24,691)	(8,587)	(5,976)
Preferred Stock Dividend Requirement	-	-	-	(3,602)	(6,000)	(6,000)	(6,000)

Total	$ 528,252	$ 504,552	$ 568,940	$ 740,700	$ 418,218	$ 359,274	$ 204,028

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$ 243,549	$ 232,442	$ 310,057	$ 332,422	$ 313,654	$ 318,969	$ 378,565
Preferred Stock Dividend Requirement	-	-	-	3,602	6,000	6,000	6,000

Total	$ 243,549	232,442	310,057	336,024	319,654	$ 324,969	$ 384,565

RATIO OF EARNINGS TO FIXED CHARGES	2.17	2.17	1.83	2.20	1.31	1.11

DEFICIENCY	$ -	$ -	$ -	$ -	$ -	$ -	$ 180,537

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed Charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized), the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirement of SPPC.  “Earnings” represents pre-tax income (or loss) from continuing operations before pre-tax preferred stock dividend requirement of SPPC and fixed charges (excluding capitalized interest).